

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Mr. Terry Luck
Chief Financial Officer
Chai Na Ta Corp.
Unit 100
12051 Horseshoe Way
Richmond, British Columbia, Canada V7A 4V4

> **Re: Chai Na Ta Corp.**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-20386**

Dear Mr. Luck:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services